Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust Files its 2008 First Quarter Financial
     Statements

     CALGARY, May 12 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust
("Penn West") announces that it has filed with Canadian securities regulatory authorities its consolidated financial statements and accompanying notes as well as its related Management's Discussion and Analysis for the three months ended March 31, 2008. Copies of these documents may be obtained electronically via www.sedar.com or www.sec.gov/edgar.shtml, or through Penn West's website at www.pennwest.com. Hard copies of these statements are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8; Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 19:51e 12-MAY-08